Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for January 2024

Passenger traffic increased year-on-year by 2.6% in Mexico and 8.2% in Puerto Rico, and decreased 10.1% in Colombia

Mexico City, February 6, 2024 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for January 2024 reached a total of 6.3 million passengers, representing an increase of 0.5% compared to January 2023.

Passenger traffic presented year-on-year increases of 2.6% in Mexico and 8.2% in Puerto Rico, while it decreased 10.1% in Colombia. Passenger traffic growth in Mexico and Puerto Rico was driven primarily by increased international traffic of 6.3% and 23.1%, respectively, while domestic traffic decreased 2.2% in Mexico and increased 6.7% in Puerto Rico. Passenger traffic in Colombia remained negatively affected by the suspension of operations of two local airlines in the beginning of 2023 which resulted in a 14.1% decline in domestic traffic while international traffic increased 6.6% year-on-year.

This announcement reflects comparisons between the periods January 1 through January 31, 2024 and 2023. Transit and general aviation passengers are excluded from traffic measures in Mexico and Colombia.

Passenger Traffic Summary

	January		% Chg	Year to date		% Chg
	2023	2024		2023	2024
Mexico	3,774,707	3,871,735	2.6	3,774,707	3,871,735	2.6
Domestic Traffic	1,658,897	1,623,154	(2.2)	1,658,897	1,623,154	(2.2)
International Traffic	2,115,810	2,248,581	6.3	2,115,810	2,248,581	6.3
San Juan, Puerto Rico	1,028,927	1,113,130	8.2	1,028,927	1,113,130	8.2
Domestic Traffic	938,226	1,001,458	6.7	938,226	1,001,458	6.7
International Traffic	90,701	111,672	23.1	90,701	111,672	23.1
Colombia	1,480,990	1,331,781	(10.1)	1,480,990	1,331,781	(10.1)
Domestic Traffic	1,190,799	1,022,491	(14.1)	1,190,799	1,022,491	(14.1)
International Traffic	290,191	309,290	6.6	290,191	309,290	6.6
Total Traffic	6,284,624	6,316,646	0.5	6,284,624	6,316,646	0.5
Domestic Traffic	3,787,922	3,647,103	(3.7)	3,787,922	3,647,103	(3.7)
International Traffic	2,496,702	2,669,543	6.9	2,496,702	2,669,543	6.9

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Mexico Passenger Traffic

		January		% Chg	Year to date		% Chg
		2023	2024		2023	2024
Domestic Traffic		1,658,897	1,623,154	(2.2)	1,658,897	1,623,154	(2.2)
CUN	Cancun	914,893	824,158	(9.9)	914,893	824,158	(9.9)
CZM	Cozumel	10,916	21,480	96.8	10,916	21,480	96.8
HUX	Huatulco	78,013	62,452	(19.9)	78,013	62,452	(19.9)
MID	Merida	274,343	277,692	1.2	274,343	277,692	1.2
MTT	Minatitlan	8,840	9,880	11.8	8,840	9,880	11.8
OAX	Oaxaca	115,316	129,093	11.9	115,316	129,093	11.9
TAP	Tapachula	39,936	54,107	35.5	39,936	54,107	35.5
VER	Veracruz	112,475	122,446	8.9	112,475	122,446	8.9
VSA	Villahermosa	104,165	121,846	17.0	104,165	121,846	17.0
International Traffic		2,115,810	2,248,581	6.3	2,115,810	2,248,581	6.3
CUN	Cancun	1,982,951	2,096,243	5.7	1,982,951	2,096,243	5.7
CZM	Cozumel	49,978	56,198	12.4	49,978	56,198	12.4
HUX	Huatulco	18,998	26,230	38.1	18,998	26,230	38.1
MID	Merida	29,862	31,572	5.7	29,862	31,572	5.7
MTT	Minatitlan	827	674	(18.5)	827	674	(18.5)
OAX	Oaxaca	20,403	21,479	5.3	20,403	21,479	5.3
TAP	Tapachula	1,743	1,718	(1.4)	1,743	1,718	(1.4)
VER	Veracruz	8,719	11,387	30.6	8,719	11,387	30.6
VSA	Villahermosa	2,329	3,080	32.2	2,329	3,080	32.2
Traffic Total Mexico		3,774,707	3,871,735	2.6	3,774,707	3,871,735	2.6
CUN	Cancun	2,897,844	2,920,401	0.8	2,897,844	2,920,401	0.8
CZM	Cozumel	60,894	77,678	27.6	60,894	77,678	27.6
HUX	Huatulco	97,011	88,682	(8.6)	97,011	88,682	(8.6)
MID	Merida	304,205	309,264	1.7	304,205	309,264	1.7
MTT	Minatitlan	9,667	10,554	9.2	9,667	10,554	9.2
OAX	Oaxaca	135,719	150,572	10.9	135,719	150,572	10.9
TAP	Tapachula	41,679	55,825	33.9	41,679	55,825	33.9
VER	Veracruz	121,194	133,833	10.4	121,194	133,833	10.4
VSA	Villahermosa	106,494	124,926	17.3	106,494	124,926	17.3

US Passenger Traffic, San Juan Airport (LMM)

	January		% Chg	Year to date		% Chg
	2023	2024		2023	2024
SJU Total	1,028,927	1,113,130	8.2	1,028,927	1,113,130	8.2
Domestic Traffic	938,226	1,001,458	6.7	938,226	1,001,458	6.7
International Traffic	90,701	111,672	23.1	90,701	111,672	23.1

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Colombia Passenger Traffic Airplan

		January			Year to date		% Chg
		2023	2024		January	% Chg
Domestic Traffic		1,190,799	1,022,491	(14.1)	1,190,799	1,022,491	(14.1)
MDE	Rionegro	901,816	729,213	(19.1)	901,816	729,213	(19.1)
EOH	Medellin	97,087	112,847	16.2	97,087	112,847	16.2
MTR	Monteria	141,185	133,081	(5.7)	141,185	133,081	(5.7)
APO	Carepa	16,048	13,441	(16.2)	16,048	13,441	(16.2)
UIB	Quibdo	31,813	30,495	(4.1)	31,813	30,495	(4.1)
CZU	Corozal	2,850	3,414	19.8	2,850	3,414	19.8
International Traffic		290,191	309,290	6.6	290,191	309,290	6.6
MDE	Rionegro	290,191	309,290	6.6	290,191	309,290	6.6
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,480,990	1,331,781	(10.1)	1,480,990	1,331,781	(10.1)
MDE	Rionegro	1,192,007	1,038,503	(12.9)	1,192,007	1,038,503	(12.9)
EOH	Medellin	97,087	112,847	16.2	97,087	112,847	16.2
MTR	Monteria	141,185	133,081	(5.7)	141,185	133,081	(5.7)
APO	Carepa	16,048	13,441	(16.2)	16,048	13,441	(16.2)
UIB	Quibdo	31,813	30,495	(4.1)	31,813	30,495	(4.1)
CZU	Corozal	2,850	3,414	19.8	2,850	3,414	19.8

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

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